UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of April 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated April 2, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: April 2, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors closes FY18 with 35% sales increase in March, reports significant growth in Commercial and Passenger Vehicles sales volumes

Key growth drivers: I&LCV (97%), SCV Cargo & Pickups (52%), MHCV (21%), Passenger Vehicles (31%)

Mumbai, April 1, 2018:

In March 2018, Tata Motors registered a growth of 35% at 69,440 units as against 51,309 units over last year due to the continued strong sales performance of its Commercial and Passenger Vehicles Business in the domestic market. The cumulative domestic sales performance of the Commercial and Passenger Vehicles business for FY18 was 586,639 units compared to 478,362 units, a growth of 23%, over FY17.

Domestic - Commercial Vehicles

Tata Motors' Commercial Vehicles domestic sales in March 2018 were at 49,174 units, an increase of 37% compared to 35,876 units in March 2017. This growth was on the back of government's push towards infrastructure development, restriction on overloading, road construction and mining activities along with increasing demand from e-commerce & FMCG applications. The cumulative sales performance of Commercial Vehicles (April 2017 - March 2018) in domestic market was 399,318 units as against 325,211, a growth of 23%, over last year.

The M&HCV truck segment continued to witness a steady growth with 16,886 units, higher by 21% over last year. The Tipper segment drove the demand and grew over 58% due to increased requirements for aggregate, sand and coal movement across the country in road construction and mining activities. Additionally, the strong acceptance of the BS4 range of products with the superior SCR technology and new product launches also contributed to the sales growth.

The I&LCV truck segment reported a strong performance at 5,737 units, grew by 97%, over last year. This growth was bolstered by new product launches and growing demand for container and refrigerator trucks owing to increased surge in agriculture based, FMCG, 3PL logistics and E-commerce sectors.

The SCV Cargo and Pickup segment reported a sturdy growth with 19,464 units, up by 52%, over last year. The volumes for this segment were aided by Government/Municipal applications, high private consumption led growth in both rural and urban markets and general uptick in buying sentiment.

The commercial passenger carrier segment posted the highest sales for the year with 7,087 units, grew by 13% over last year. This was led by the robust demand for school buses with the onset of the annual school season, the new AIS 140 passenger vehicle norms and the AIS 125 Ambulance body code implementation from 1st April. The Tata Winger has seen the best ever sale of over 986 units this year. Tata Motors also recently bagged orders for Electric Buses in six cities out of nine cities, making the company a significant player to support Government's electrification drive.

Domestic - Passenger Vehicles

Tata Motors' Passenger Vehicles sales performance was at 20,266 units as against 15,433 units, a robust growth of 31% over last year. This was on the back of increasing demand of Tiago and Tigor along with Nexon and Hexa gaining traction in the steadily growing UV Segment. The Passenger Car segment declined by 4% while the UV segment grew by 223% clearly showing a trend of growing customer base for the UV segment. Cumulative sales growth of Passenger Vehicles in the domestic market (April 2017-March 2018) was at 187,321 units compared to 153,151 units, a growth of 22% over last year.

Exports

The company's sales from exports in March 2018 was at 6,443 units, a growth of 17% over last year.

-Ends-

About Tata Motors

Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com ;follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.